UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                HotJobs.com, Ltd.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    441474103
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1(b)

            |_|   Rule 13d-1(c)

            |X|   Rule 13d-1(d)

CUSIP No. 441474103                   13G                      Page 2 of 5 Pages


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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

         Bennett Carroccio
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |_|
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                  5.       SOLE VOTING POWER                  2,178,480
NUMBER OF         --------------------------------------------------------------
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER                   80,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING
PERSON WITH       7.       SOLE DISPOSITIVE POWER             2,178,480
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                  8.       SHARED DISPOSITIVE POWER\             80,000

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9.       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

         2,258,480
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|X|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.1%
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12.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 441474103                   13G                      Page 3 of 5 Pages


Item 1(a). Name of Issuer:

            HotJobs.com, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

            406 West 31st Street
            9th Floor
            New York, NY 10001

Item 2(a). Name of Person Filing:

            Bennett Carroccio

Item 2(b). Address of Principal Business Office or, if None, Residence:

            24 West 40th Street
            New York, NY 10018

Item 2(c). Citizenship:

            United States

Item 2(d). Title of Class of Securities:

            Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

            441474103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company as defined in Section 8 of the Investment Company Act.

      (e)   |_| An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 441474103                   13G                      Page 4 of 5 Pages


      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            N/A

Item 4. Ownership:

      (a)   Amount beneficially owned: 2,258,480*

      (b)   Percent of class: 6.1%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 2,178,480

            (ii)  Shared power to vote or to direct the vote: 80,000

            (iii) Sole power to dispose or to direct the disposition of:
                  2,178,480

            (iv)  Shared power to dispose or to direct the disposition of:
                  80,000

* Includes 60,000 shares issuable upon the exercise of outstanding options and 80,000 shares of OTEC Inc. of which Mr. Carroccio is the President, Chief Executive Officer and sole stockholder. It does not include 336,000 shares of HotJobs.com, Ltd. common stock owned by the Bennett and Brenda Carroccio 1999 Trust, which is an irrevocable trust. Mr. Carroccio has no power to vote nor direct the vote and no power to dispose nor to direct the disposition of these 336,000 shares. Ownership numbers are as of April 9, 2001.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      N/A

CUSIP No. 441474103                   13G                      Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

      N/A

Item 8. Identification of Members of the Group:

      N/A

Item 9. Notice of Dissolution of a Group:

      N/A

Item 10. Certification:

      N/A

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2001                   /s/ Bennett Carroccio
       --------------                   ----------------------------------------
                                        Bennett Carroccio